Filed by PepsiAmericas, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: PepsiAmericas, Inc.
(Commission File No. 001-15019)
The following message from Chairman and Chief Executive Officer Robert C. Pohlad was sent to all PAS employees on August 4, 2009.
The following message is sent on behalf of Robert Pohlad, Chairman and Chief Executive Officer...
Today is an important day. PepsiCo, PepsiAmericas and The Pepsi Bottling Group have entered into agreements to combine our companies. The merger agreement between PepsiCo and PepsiAmericas provides that shareholders of PepsiAmericas will exchange their PepsiAmericas’ stock for a combination of PepsiCo stock and cash. Once the exchange is complete, PAS will be owned by PepsiCo and a process of integration will begin.
Our industry, the Pepsi system and PAS have tremendous strengths: great brand equity, highly productive manufacturing capability and a DSD go-to-market system that is highly efficient and an asset to our customers. We also — all of us — face challenges: slowed growth, the task of keeping up with and anticipating customer demands and a consumer that is rapidly changing.
The responsibility to build shareholder value requires the best strategy and its proper execution. We have been thoughtful and realistic about our options for the strategy of PAS. And after much discussion and then negotiation, we determined that our best option was to combine with PepsiCo. Integrating the Pepsi system will help create a competitive advantage across our system to maximize the market opportunities and position us even more strongly to compete and win.
I know you have many questions. While clearly we do not have all the answers today,

we do have some. Rather than attempt to answer these in an e-mail, I recorded a video yesterday that is posted on PASPort. We’ve also posted within the PepsiCo Transaction Information Center some answers to questions we believe are on many people’s minds. I encourage you to go to the site for further information.
As I said, today is important. First because of the change it brings — within our industry, the Pepsi system, and for each of you that are PepsiAmericas. But it’s also important because it is truly a reflection of our success ... and your success. The value we’ve created over the last decade is significant, as is the opportunity this combination can provide.
I need you to remember that we continue to have a responsibility to our shareholders — and to each other. Let’s all continue to focus on what we do best: executing at a very high level in everything we do.
Additional Information: In connection with the proposed merger, PepsiCo will file with the SEC a registration statement on Form S-4 that will include a proxy statement of PepsiAmericas. We will mail the proxy statement / prospectus to our stockholders when it becomes available, because it contains important information for our stockholders regarding the proposed merger. Copies of all documents filed with the SEC regarding this transaction may be obtained free of charge at the SEC’s website, www.sec.gov, or at the website of PepsiAmericas, www.pepsiamericas.com, under “Investor Relations.”